

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Felipe MacLean
Chief Executive Officer
Clover Leaf Capital Corp.
1450 Brickell Avenue, Suite 2520
Miami, FL 33131

     Re: Clover Leaf Capital Corp.
         Preliminary Proxy Statement on Schedule 14A
         Filed June 16, 2023
         File No. 001-40625

Dear Felipe MacLean:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Jessica Yuan